November 1, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20002

Re:	Cell Kinetics Ltd.
Registration Statement on Form F-1
File No. 333-144993

Ladies and Gentlemen:

Cell Kinetics Ltd. (the “Company”) acknowledges that:

•
should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Company’s registration statement on Form F-1 (File No. 333-144993) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact either Ira Roxland at (212) 768-6999 or, in his absence, Joseph Schmitt at (212) 768-6983.

Very truly yours,

CELL KINETICS LTD.

By:	/s/ Jacob Weiss
Jacob Weiss
Chairman